Exhibit (s)(ii)

PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(2)
(To Prospectus dated , 2021)	Registration Statement No. 333-

                 Shares

The Gabelli Dividend & Income Trust

Common Shares of Beneficial Interest

We are offering for sale                  shares of our common shares. Our common shares are traded on the New York Stock Exchange (the “NYSE”) under the symbol “GDV” and our Series G Preferred Shares and Series H Preferred Shares are listed on the NYSE under the symbol “GDV Pr G” and “GDV Pr H,” respectively. The last reported sale price for our common shares on      ,      was $                 per share.

You should review the information set forth under “Risk Factors and Special Considerations” in the accompanying Prospectus before investing in our common shares.

	Per Share	Total (1)
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

(1)	The aggregate expenses of the offering are estimated to be $ , which represents approximately $ per share.

[The underwriters may also purchase up to an additional                  common shares from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 45 days after the date of this Prospectus Supplement. If the over-allotment option is exercised in full, the total proceeds, before expenses, to the Fund would be $                and the total underwriting discounts and commissions would be $                . The common shares will be ready for delivery on or about                 ,                .]

You should read this Prospectus Supplement and the accompanying Prospectus before deciding whether to invest in our common shares and retain it for future reference. The Prospectus Supplement and the accompanying Prospectus contain important information about us. Material that has been incorporated by reference and other information about us can be obtained from us by calling 800-GABELLI (422-3554) or from the Securities and Exchange Commission’s (“SEC”) website (http://www.sec.gov).

Neither the SEC nor any state securities commission has approved or disapproved these securities or determined if this Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

                ,

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction in which the offer or sale is not permitted.

In this Prospectus Supplement and in the accompanying Prospectus, unless otherwise indicated, “Fund,” “us,” “our” and “we” refer to The Gabelli Dividend & Income Trust This Prospectus Supplement also includes trademarks owned by other persons.

TABLE OF CONTENTS

Prospectus Supplement

TABLE OF FEES AND EXPENSES

The following tables are intended to assist you in understanding the various costs and expenses directly or indirectly associated with investing in our common shares as a percentage of net assets attributable to common shares. Amounts are for the current fiscal year after giving effect to anticipated net proceeds of the offering, assuming that we incur the estimated offering expenses, including preferred share offering expenses.

Shareholder Transaction Expenses

Sales Load (as a percentage of offering price)	[	]%
Offering Expenses Borne by the Fund (as a percentage of offering price)	[	]%
Dividend Reinvestment and Voluntary Cash Purchase Plan Fees
Purchase Transactions	$ 0.75	(1)
Sale Transactions	$ 2.50	(1)

Percentage of Net Assets Attributable to Common Shares
Annual Expenses
Management Fees		%(2)
Interest Expense	[ ]%(3)
Other Expenses		%(4)
Total Annual Expenses		%
Dividends on Preferred Shares		%

Total Annual Expenses and Dividends on Preferred Shares		%(2)

(1)

Shareholders participating in the Fund’s Automatic Dividend Reinvestment Plan do not incur any additional fees. Shareholders participating in the Voluntary Cash Purchase Plan would pay $0.75 plus their pro rata share of brokerage commissions per transaction to purchase shares and $2.50 plus their pro rata share of brokerage commissions per transaction to sell shares. See “Automatic Dividend Reinvestment and Voluntary Cash Purchase Plans.”

(2)

The investment Adviser’s fee is 1.00% annually of the Fund’s average weekly net assets including proceeds attributable to any outstanding preferred shares, other than assets attributable to the certain of the Fund’s existing preferred shares when such shares are subject to the fee reduction described in the section entitled “Management of the Fund—Investment Advisory and Administrative Arrangements” in the Base Prospectus, and the outstanding principal amount of any debt securities the proceeds of which were used for investment purposes. Consequently, since the Fund has preferred shares outstanding, the investment management fees and other expenses as a percentage of net assets attributable to common shares may be higher than if the Fund does not utilize a leveraged capital structure.

(3)

The Series J Preferred Shares have a mandatory redemption date of March 26, 2028. Therefore, for financial reporting purposes only, the dividends paid on the Series J Preferred Shares are included as a component of “Interest Expense.”

(4)	“Other Expenses” are based on estimated amounts for the current year assuming completion of the proposed issuances.

Example

The following example illustrates the expenses you would pay on a $1,000 investment in common shares, assuming a 5% annual portfolio total return.*

	1 Year	3 Years	5 Years	10 Years
Total Expenses Incurred

*

The example should not be considered a representation of future expenses. The example assumes that the amounts set forth in the Annual Expenses table are accurate and that all distributions are reinvested at net asset value. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% return shown in the example.

USE OF PROCEEDS

We estimate the total net proceeds of the offering to be $                 based on the public offering price of $                 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Unless otherwise specified in a prospectus supplement, the Fund will invest the net proceeds of any offering in accordance with the Fund’s investment objective and policies, and may use a portion of such proceeds, depending on market conditions, for other general corporate purposes. The Investment Adviser anticipates that the investment of the proceeds will be made in accordance with the Fund’s investment objective and policies as appropriate investment opportunities are identified, which is expected to substantially be completed within three months; however, changes in market conditions could result in the Fund’s anticipated investment period extending to as long as six months. This could occur because the Investment Adviser follows a value-oriented investment strategy; therefore, market conditions could result in the Investment Adviser delaying the investment of proceeds if it believes the margin of risk in making additional investments is not favorable in light of its value-oriented investment strategy. See “Investment Objective and Policies—Investment Methodology of the Fund.” Pending such investment, the proceeds of the offering will be held in high quality short term debt securities and instruments.

The Fund may use the net proceeds from the offering to call, redeem or repurchase shares of one or more of its Series B Preferred Shares, Series C Preferred Shares, Series E Preferred Shares or Series G Preferred Shares. The Series H Preferred Shares and Series J Preferred Shares generally may not be called for redemption at the option of the Fund prior to June 7, 2024 and March 26, 2024, respectively. The Fund reserves the right, however, to redeem the Series H Preferred Shares and/or the Series J Preferred Shares at any time if it is necessary, in the judgment of the Board, to maintain its status as a RIC under Subchapter M of the Code. The distribution rates on the Series G Preferred Shares and Series H Preferred Shares are 5.25% and 5.375%, respectively. The distribution rate for Series J Preferred Shares is 1.70% for year 1 through year 3 and 4.50% for year 4 and all future years. Distributions on the Series B Preferred Shares, Series C Preferred Shares and Series E Preferred Shares accumulate at a variable rate set at a weekly auction. As of [ ], 2021, [    ], 2021 and [    ], 2021, the distribution rates on the Series B Preferred Shares, Series C Preferred Shares and Series E Preferred Shares, respectively, were [    ]%, [    ]% and [    ]%, respectively.

PRICE RANGE OF COMMON SHARES

The following table sets forth for the quarters indicated, the high and low sale prices on the NYSE per share of our common shares and the net asset value and the premium or discount from net asset value per share at which the common shares were trading, expressed as a percentage of net asset value, at each of the high and low sale prices provided.

	Market Price		Corresponding Net Asset Value (“NAV”) Per Share		Corresponding Premium or Discount as a % of NAV
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2019	$21.44	$18.15	$23.32	$20.10	(8.07)%	(9.70)%
June 30, 2019	$21.97	$20.16	$23.80	$21.93	(7.69)%	(8.03)%
September 30, 2019	$22.08	$20.20	$23.77	$21.64	(7.12)%	(6.62%
December 31, 2019	$22.01	$20.23	$24.18	$22.90	(8.97)%	(11.65)%
March 31, 2020	$22,44	$10.40	$24.51	$15.23	(8.44)%	(31.71)%
June 30, 2020	$19.58	$13.80	$22.14	$16.00	(11.56)%	(13.75)%
September 30, 2020	$19.71	$17.51	$22.97	$20.16	(14.19)%	(13.14)%
December 31, 2020	$21.67	$17.61	$24.56	$20.96	(11.76)%	(15.98)%
March 31, 2021	$24.21	$21.08	$27.47	$24.72	(11.86)%	(14.72)%
June 30, 2021	$26.75	$24.04	$29.08	$27.21	(8.01)%	(11.65)%

The last reported price for our common shares on September 21, 2021 was $25.69 per share. As of September 21, 2021, the net asset value per share of the Fund’s common shares was $28.51. Accordingly, the Fund’s common shares traded at a discount to net asset value of 9.9% on September 21, 2021.

PLAN OF DISTRIBUTION

[To be provided.]

LEGAL MATTERS

Certain legal matters will be passed on by Skadden, Arps, Slate, Meagher & Flom LLP, Boston, Massachusetts, counsel to the Fund in connection with the offering of the common shares.

The Gabelli Dividend & Income Trust

Common Shares

PROSPECTUS SUPPLEMENT

            , 2021